06003270

BP 2/25 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

AB 2/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
FEB 17 2006
WASH. D.C. 209

SEC FILE NUMBER
8-51599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNamee Lawrence & Co., ~~LLC~~ Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street, 7th Floor
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles McNamee (617) 638-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company, LLP
(Name – *if individual, state last, first, middle name*)

24 School Street	Boston	Massachusetts	02108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/06

OATH OR AFFIRMATION

I, Giles W. McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McNamee Lawrence & Co. Inc. Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

On this ____ day of ________, 20__, before me, the undersigned notary public, personally appeared Giles W. McNamee proved to me through satisfactory evidence of identification, which were driver's license to be the person whose name is signed on the preceding or attached document and acknowledged to me that he/she signed it voluntarily for its stated purpose.

Alan M. Cregg, Notary Public

ALAN M. CREGG MY COMM. EXPIRES JULY 28, 2007 COMMONWEALTH OF MASSACHUSETTS NOTARY PUBLIC

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 17 2006
WASH. D.C. 209 SECTION

McNAMEE LAWRENCE & CO. SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

McNAMEE LAWRENCE & CO. SECURITIES, INC.

December 31, 2005

Contents

Edelstein & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

24 SCHOOL STREET, BOSTON, MA 02108
(617) 227-6161 • FAX: (617) 589-0530
email: advisors@edelsteincpa.com

Report of Independent Certified Public Accountants

Board of Directors and Stockholder of
McNamee Lawrence & Co. Securities, Inc.

We have audited the accompanying statement of financial condition of McNamee Lawrence & Co. Securities, Inc. (a wholly-owned subsidiary of McNamee Lawrence & Co. LLC) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McNamee Lawrence & Co. Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
January 26, 2006

McNAMEE LAWRENCE & CO. SECURITIES, INC.
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 61,648
Due from parent	7,078
Prepaid expenses	13,529
Total assets	$ 82,255
Liabilities and stockholder's equity	
Liabilities	
Accounts payable and accrued expenses	$ 12,280
Stockholder's equity	
Common stock, no par value; 2,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	144,085
Accumulated deficit	(74,110)
Total stockholder's equity	69,975
Total liabilities and stockholder's equity	$ 82,255

The accompanying notes are an integral part of this statement.

Notes to Statement of Financial Condition

Note A - Organization and Nature of Business

McNamee Lawrence & Co. Securities, Inc. (the "Company" or "MLCS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the National Association of Securities Dealers, Inc. The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company is 100% owned by McNamee Lawrence & Co. LLC ("MLC").

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

Note B. – Significant Accounting Policies

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as a placement agent.

Revenues are recorded upon completion of the placement and income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Related Party Transactions

Expense Sharing Agreement

The Company and MLC have an agreement whereby MLC pays certain shared expenses of MLCS. The Company receives an economic benefit that is not reflected in its financial statements through this arrangement. The agreement covers rent, office supplies, travel, entertainment, postage, telephone and insurance. The agreement provides that MLCS will not reimburse these costs to MLC.

Revenue Sharing Agreement

A revenue sharing agreement between MLC and MLCS states that 95% of fees earned by MLCS are to be paid to MLC in exchange for investment banking and advisory services. For the year ended December 31, 2005, fees earned by MLCS and allocated to MLC totaled $285,000.

Servicing Agreement

MLC and MLCS have a servicing agreement whereby certain salaries and salary related expenses are allocated between MLC and MLCS based on a proration of revenues. Expenses allocated to MLCS pursuant to this agreement totaled $3,464 as of December 31, 2005.

MLCS pays all salary and salary related expenses for MLC. As a result, MLCS charges a five percent markup fee on all payroll related expenses paid during the year. For the year ended December 31, 2005, reimbursed expenses including the markup fee totaled $39,292.

MLCS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time) in the course of their management of the Company's operations.

Note D – Taxes

The Company has a net operating loss carryforward for Federal and state income tax purposes. Based on management's assessment of the realizability of these net operating losses, a deferred tax asset has been fully reserved. At December 31, 2005, the Company has approximately $59,000 of net operating loss carryforward deductions which will begin to expire on December 31, 2020. Of the total losses carried forward, the use of approximately $20,000 of those losses are subject to the ownership change rules of IRC Section 382 as a result of the acquisition of the Company in 2001.

Note E – Contingency

In 2005, the Securities and Exchange Commission ("SEC") conducted an examination of the books and records of MLCS. The SEC cited certain deficiencies related to: SEC Rule 15c3-1 (Notification Provisions for Brokers and Dealers), NASD Rule 3010 (Supervisory System), and NASD Rule 3011(c) (AML Compliance Program – Independent Testing). The SEC did not indicate that any penalty is expected or likely. Management responded in a letter to the SEC of its intent to take corrective actions. While the ultimate outcome of these violations is uncertain no liability has been accrued by the Company.

Note F – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. The withdrawal of equity from the Company is subject to more restrictive requirements than minimum net capital requirements. At December 31, 2005, the Company had net capital of $49,368, which exceeded its requirement by $44,368.

McNAMEE LAWRENCE & CO. SECURITIES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

December 31, 2005

≡ Edelstein & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

24 SCHOOL STREET, BOSTON, MA 02108
(617) 227-6161 • FAX: (617) 589-0530
email: advisors@edelsteincpa.com

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

Board of Directors and Stockholder of
McNamee Lawrence & Co. Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of McNamee Lawrence & Co. Securities, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
January 26, 2006